650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 16, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Ivette Leon
Claire DeLabar
Edwin Kim

Re:	Arista Networks, Inc.
Registration Statement on Form S-1
Filed May 1, 2014
File No. 333-194899

Ladies and Gentlemen:

On behalf of our client, Arista Networks, Inc. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission discussed telephonically on May 16, 2014 relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing this letter via EDGAR. As discussed, below please find the proposed risk factor that the Company intends to include in Amendment No. 3 to the Registration Statement.

We may have contingent liability arising out of possible violations of the Securities Act of 1933 in connection with communications to potential participants in the planned directed share program.

As part of the offering, up to 112,200 shares at the initial public offering price were originally reserved for sale in connection with a directed share program for certain persons associated with us. In April and May 2013, certain executives and employees acting at the request of such executives communicated with certain potential participants in the directed share program in an attempt to determine whether such individuals may have an interest in participating in such program. These communications may have constituted a violation of Section 5 of the Securities Act. We could have a contingent liability arising out of the possible violations of the Securities Act in connection with these communications. Any liability would depend upon the number of shares purchased by the recipients of such communications. If a claim were brought by any such recipients of such communications who purchased shares in the offering and a court were to conclude that these communications constituted a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold to such potential participants at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a

Securities and Exchange Commission

May 16, 2014

period of one year from the date of their purchase of common stock. We would contest vigorously any claim that a violation of the Securities Act occurred. However, we could incur considerable expense in contesting any such claim. We have subsequently terminated the directed share program.

* * *

Please direct any questions regarding the proposed risk factor or the Registration Statement to me at (650) 320- 4597 or mbaudler@wsgr.com, or to my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Jayshree Ullal, Arista Networks, Inc.
Marc Taxay, Arista Networks, Inc.
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.
Raj S. Judge, Wilson Sonsini Goodrich & Rosati, P.C.
Patrick A. Pohlen, Latham & Watkins LLP
Tad J. Freese, Latham & Watkins LLP